As filed with the Securities and Exchange Commission on October 26, 2010

Registration No. 333-166653

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective
Amendment No. 1 to Form F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PROMOTORA DE INFORMACIONES, S.A.
(Exact Name of Registrant as Specified in Its Charter)

PROMOTER OF INFORMATION, S.A.
(Translation of Registrant’s name into English)

Kingdom of Spain (Jurisdiction of Incorporation or Organization)	2711 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Gran Vía, 32
28013 Madrid
Spain
+34 (91) 330 10 00
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

National Registered Agents, Inc.
1090 Vermont Avenue, N.W.
Suite 1910
Washington, D.C. 20090
(202) 442-4400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Iñigo Dago Elorza General Counsel Gran Vía, 32 28013 Madrid Spain Tel: +34 (91) 330 10 00 Fax: +34 (91) 330 10 70	Jared S. Bluestein Secretary Liberty Acquisition Holdings Corp. 1114 Avenue of the Americas, 41st Floor New York, New York 10036 Tel: (212) 380-2230 Fax: (212) 382-0121	Adam O. Emmerich Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Tel: (212) 403-1000 Fax: (212) 403-2000	Alan I. Annex Greenberg Traurig, LLP MetLife Building 200 Park Avenue New York, New York 10166 Tel: (212) 801-9200 Fax: (212) 801-6400

Approximate date of commencement of proposed sale to the public:  As soon as practicable after completion of the business combination described in the proxy statement/prospectus forming part of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form F-4, Registration No. 333-166653, is being filed solely to provide a revised Exhibit 5.01 reflecting the executed legal opinion regarding the validity of the securities offered. A separate legal opinion regarding the validity of the securities offered is to be filed by post-effective amendment subsequent to the meeting of shareholders of the Registrant in connection with the transaction pursuant to which the registered securities are to be issued.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Under Spanish law Prisa’s current and former directors will be liable to Prisa, the shareholders and the creditors of Prisa for any damage they cause through acts contrary to the law or the bylaws, or acts carried out in breach of the duties inherent in the discharge of their office. No provision of Prisa’s bylaws provides for the indemnification of the directors with respect to such liabilities. Prisa’s bylaws authorize, and Prisa maintains, an insurance policy that protects Prisa’s officers and directors from liabilities incurred as a result of actions taken in their official capacity associated with any civil process.

Item 21.	Exhibits

Exhibit
Number		Description

2.01		Amended and Restated Business Combination Agreement, dated as of August 4, 2010, by and among the Registrant, Liberty Acquisition Holdings Corp. and Liberty Acquisition Holdings Virginia, Inc., as amended as of August 13, 2010 (included as Annex A to the proxy statement/prospectus forming part of this Registration Statement)†
3	.01**	Amended and Restated Corporate Bylaws of the Registrant (English translation)
3.02		Form of Amended and Restated Bylaws of the Registrant (English translation) (included as Annex J to the proxy statement/prospectus forming part of this Registration Statement)∧
4.01		Specimen American Depositary Receipt for the Prisa Class A Ordinary Shares of the Registrant (included in Exhibit 4.03)
4.02		Specimen American Depositary Receipt for the Prisa Class B Convertible Non-Voting Shares of the Registrant (included in Exhibit 4.04)
4.03		Form of Deposit Agreement (Class A Ordinary Shares of the Registrant) (incorporated by reference to the Registration Statement on Form F-6 with respect to the ADS-As filed by Prisa and Citibank, N.A. with the SEC on October 13, 2010)
4.04		Form of Deposit Agreement (Class B Convertible Non-Voting Shares of the Registrant) (incorporated by reference to the Registration Statement on Form F-6 with respect to the ADS-NVs filed by Prisa and Citibank, N.A. with the SEC on October 13, 2010)
4	.05**	Regulations of the General Shareholders Meeting of the Registrant (English translation)
4	.06**	Rules for Interpreting and Applying the Regulations of the General Shareholders Meeting of the Registrant (English translation)
5.01		Opinion of Cortés, Abogados, regarding the validity of the Class A Ordinary Shares of the Registrant and the Class B Convertible Non-Voting Shares of the Registrant being registered
10	.01**	Refinancing Master Agreement, by and among the Registrant, Sogecable, S.A., the Guarantors, Senior Lenders, Bridge Lenders, Bilateral Lenders, Hedge Counterparties, Subordinated Lender (each as defined therein) and HSBC Bank plc, sucursal en España as Agent of the Lenders and Hedge Counterparties, effective as of April 19, 2010
10	.02**	Bridge Amendment Agreement, by and among the Registrant and the Lenders (as defined therein) dated as of April 19, 2010
10	.03**	Amendment Agreement to a Refinancing Master Agreement and Ratification of a Guarantee and Security Agreement, by and among the Registrant, the Guarantors, the Senior Lenders, the Bridge Lenders, the Bilateral Lenders, the Hedge Counterparties, the Subordinated Lender (each as defined therein) and HSBC Bank plc, sucursal en España, as Agent of the Lenders and Hedge Counterparties, dated July 29, 2010
10	.04**	English summary of Syndicated Loan Agreement among the Registrant, HSBC Bank plc as Agent and the Lenders named therein, dated as of May 19, 2006, as amended on June 19, 2007 and on March 24, 2010

Exhibit
Number		Description

10	.05**	English summary of Share Purchase Agreement among the Registrant and Sogecable, S.A.U., as sellers, and Telefónica S.A., dated November 25, 2009, as amended on January 29, 2010, for the sale of shares of DTS Distribuidora de Television Digital, S.A.
10	.06**	English summary of Master Agreement among Mediaset, S.p.A., Gestevision, Telecinco, S.A., the Registrant and Sogecable, S.A.U., dated April 14, 2010.
12.1		Statement Regarding Computation of Combined Fixed Charges and Preference Dividends to Earnings (included in the proxy statement/prospectus forming part of this Registration Statement)
21.1		Subsidiaries of the Registrant (included as Annex K to the proxy statement/prospectus forming part of this Registration Statement)
23	.01**	Consent of Deloitte, S.L. (Promotora de Informaciones, S.A.)
23	.02**	Consent of Deloitte, S.L. (Dédalo Grupo Gráfico, S.L.)
23	.03**	Consent of Rothstein, Kass & Company (Liberty Acquisition Holdings Corp.)
23.04		Consent of Cortés, Abogados (to be included in Exhibit 5.01)
23.05		Consent of Greenberg Traurig, LLP (included in Annex M to the proxy statement/prospectus forming part of this Registration Statement)
23.06		Consent of Richards, Layton & Finger, P.A. (included in Annex N to the proxy statement/prospectus forming part of this Registration Statement)
24	.01**	Power of Attorney
99	.01**	Form of Proxy Card for Use By Stockholders of Liberty Acquisition Holdings Corp.
99	.02**	Form of Proxy Card for Use By Holders of Warrants of Liberty Acquisition Holdings Corp.
99.03		Sponsor Support Agreement, dated as of March 5, 2010, by and among the Registrant, Berggruen Acquisition Holdings Ltd. and Marlin Equities II, LLC (included as Annex B to the proxy statement/prospectus forming part of this Registration Statement)
99	.04**	Indemnity Agreement dated March 5, 2010 between the Registrant, Nicolas Berggruen and Martin E. Franklin (English translation)
99.05		Amended and Restated Securities Surrender Agreement, dated August 4, 2010 among Berggruen Acquisition Holdings Ltd., Marlin Equities II, LLC and Liberty Acquisition Holdings Corp. (included as Annex C to the proxy statement/prospectus forming part of this Registration Statement)
99	.06**	Regulations of the Board of Directors of the Registrant (English translation)
99	.07**	Internal Code of Conduct on Stock Exchange Matters for the Registrant and its Subsidiaries (English translation)
99	.08**	Consent of Nicolas Berggruen to be named as about to become a director of Registrant
99	.09**	Consent of Martin E. Franklin to be named as about to become a director of Registrant
99	.10**	Form of Election for Use By Stockholders of Liberty Acquisition Holdings Corp.
99	.11**	Preferred Stock Purchase Agreement, dated as of August 4, 2010, between Berggruen Acquisition Holdings Ltd and Liberty Acquisition Holdings Corp.
99	.12**	Preferred Stock Purchase Agreement, dated as of August 4, 2010, between Marlin Equities II, LLC and Liberty Acquisition Holdings Corp.
99	.13**	Preferred Stock Purchase Agreement, dated as of August 4, 2010, between HSBC Bank plc and Liberty Acquisition Holdings Corp.
99	.14**	Preferred Stock Purchase Agreement, dated as of August 4, 2010, between Tyrus Capital Event Master Fund Ltd. and Liberty Acquisition Holdings Corp.
99	.15**	Preferred Stock Purchase Agreement, dated as of August 4, 2010, between Centaurus Capital Limited (on behalf of the various investment funds to which Centaurus Capital LP acts as investment manager) and Liberty Acquisition Holdings Corp.
99	.16**	Preferred Stock Purchase Agreement, dated as of August 13, 2010, between HSBC Bank plc and Liberty Acquisition Holdings Corp.

Exhibit
Number		Description

99	.17**	Preferred Stock Purchase Agreement, dated as of August 13, 2010, between Banco Santander and Liberty Acquisition Holdings Corp.
99	.18**	Preferred Stock Purchase Agreement, dated as of August 13, 2010, among Pentwater Growth Fund Ltd., Pentwater Equity Opportunities Master Fund Ltd., Oceana Master Fund Ltd. and Liberty Acquisition Holdings Corp.
99	.19**	Letter Agreement, dated as of September 14, 2010, among Berggruen Acquisition Holdings Ltd, Marlin Equities II, LLC and Liberty Acquisition Holdings Corp. regarding cash elections
99	.20**	Form of Letter Agreement between Liberty Acquisition Holdings Corp. and each of Berggruen Acquisition Holdings Ltd, Marlin Equities II, LLC, James N. Hauslein, Nathan Gantcher and Paul B. Guenther
99	.21**	Liberty Acquisition Holdings Corp. Board of Directors materials dated July 23, 2010
99	.22**	Liberty Acquisition Holdings Corp. Board of Directors materials dated May 7, 2010
99	.23**	Liberty Acquisition Holdings Corp. Board of Directors materials dated April 19, 2010
99	.24**	Liberty Acquisition Holdings Corp. Board of Directors materials dated February 24, 2010

**	Previously filed.

†	Pursuant to Item 601(b)(2) of Regulation S-K, the Registrant agrees to furnish supplementally to the SEC, upon request, a copy of any omitted schedule or exhibit to the Business Combination Agreement and the amendments thereto.

∧	To be effective upon the closing of the business combination transaction described in the proxy statement/prospectus forming part of this Registration Statement.

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(5) That every prospectus (i) that is filed pursuant to paragraph (4) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) (i) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of Form F-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(ii) To arrange or provide for a facility in the United States for purposes of responding to such requests.

(8) To file a post-effective amendment to this registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933 will not be furnished; provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(9) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Madrid, Spain on October 25, 2010.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

By:	/s/ Juan Luis Cebrián Echarri
Name: Juan Luis Cebrián Echarri
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature of Director	Title	Date

/s/ Juan Luis Cebrián Echarri Juan Luis Cebrián Echarri	Director and Chief Executive Officer	October 25, 2010

/s/ I. Santillana Ignacio Santillana del Barrio	General Manager and Chief Operating Officer (Principal Accounting Officer and Principal Financial Officer)	October 25, 2010

Signature of Director	Title	Date

* Ignacio Polanco Moreno	Chairman of the Board of Directors	October 25, 2010

* Alfonso López Casas	Director	October 25, 2010

* Emiliano Martinez Rodriguez	Director	October 25, 2010

* Manuel Polanco Moreno	Director	October 25, 2010

Matías Cortés Domínguez	Director

Gregorio Marañón Bertrán De Lis	Director

* José Buenaventura Terceiro Lomba	Director	October 25, 2010

Signature of Director		Title	Date

* Diego Hidalgo Schnur		Director	October 25, 2010

* Ramón Mendoza Solano		Director	October 25, 2010

* Ágnes Noguera Borel		Director	October 25, 2010

* Borja Jesús Pérez Arauna		Director	October 25, 2010

* Adolfo Valero Cascante		Director	October 25, 2010

Signature of Authorized Representative		Title	Date

* Miguel A. Tapia		Authorized Representative in the United States	October 25, 2010

*By	/s/ Juan Luis Cebrián Echarri Juan Luis Cebrián Echarri Attorney-in-Fact

Exhibit Index

Exhibit
Number		Description

2.01		Amended and Restated Business Combination Agreement, dated as of August 4, 2010, by and among the Registrant, Liberty Acquisition Holdings Corp. and Liberty Acquisition Holdings Virginia, Inc., as amended as of August 13, 2010 (included as Annex A to the proxy statement/prospectus forming part of this Registration Statement)†
3	.01**	Amended and Restated Corporate Bylaws of the Registrant (English translation)
3.02		Form of Amended and Restated Bylaws of the Registrant (English translation) (included as Annex J to the proxy statement/prospectus forming part of this Registration Statement)∧
4.01		Specimen American Depositary Receipt for the Prisa Class A Ordinary Shares of the Registrant (included in Exhibit 4.03)
4.02		Specimen American Depositary Receipt for the Prisa Class B Convertible Non-Voting Shares of the Registrant (included in Exhibit 4.04)
4.03		Form of Deposit Agreement (Class A Ordinary Shares of the Registrant) (incorporated by reference to the Registration Statement on Form F-6 with respect to the ADS-As filed by Prisa and Citibank, N.A. with the SEC on October 13, 2010)
4.04		Form of Deposit Agreement (Class B Convertible Non-Voting Shares of the Registrant) (incorporated by reference to the Registration Statement on Form F-6 with respect to the ADS-NVs filed by Prisa and Citibank, N.A. with the SEC on October 13, 2010)
4	.05**	Regulations of the General Shareholders Meeting of the Registrant (English translation)
4	.06**	Rules for Interpreting and Applying the Regulations of the General Shareholders Meeting of the Registrant (English translation)
5.01		Opinion of Cortés, Abogados, regarding the validity of the Class A Ordinary Shares of the Registrant and the Class B Convertible Non-Voting Shares of the Registrant being registered
10	.01**	Refinancing Master Agreement, by and among the Registrant, Sogecable, S.A., the Guarantors, Senior Lenders, Bridge Lenders, Bilateral Lenders, Hedge Counterparties, Subordinated Lender (each as defined therein) and HSBC Bank plc, Sucursal en España as Agent of the Lenders and Hedge Counterparties, effective as of April 19, 2010
10	.02**	Bridge Amendment Agreement, by and among the Registrant and the Lenders (as defined therein) dated as of April 19, 2010
10	.03**	Amendment Agreement to a Refinancing Master Agreement and Ratification of a Guarantee and Security Agreement, by and among the Registrant, the Guarantors, the Senior Lenders, the Bridge Lenders, the Bilateral Lenders, the Hedge Counter parties, the Subordinated Lender (each as defined therein) and HSBC Bank plc, sucursal en España, as Agent of the Lenders and Hedge Counterparties, dated July 29, 2010
10	.04**	English summary of Syndicated Loan Agreement among the Registrant, HSBC Bank plc as Agent and the Lenders named therein, dated as of May 19, 2006, as amended on June 19, 2007 and on March 24, 2010
10	.05**	English summary of Share Purchase Agreement among the Registrant and Sogecable, S.A.U., as sellers, and Telefónica S.A., dated November 25, 2009, as amended on January 29, 2010, for the sale of shares of DTS Distribuidora de Television Digital, S.A.
10	.06**	English summary of Master Agreement among Mediaset, S.p.A., Gestevision, Telecinco, S.A., the Registrant and Sogecable, S.A.U., dated April 14, 2010
12.1		Statement Regarding Computation of Combined Fixed Charges and Preference Dividends to Earnings (included in the proxy statement/prospectus forming part of this Registration Statement)
21.1		Subsidiaries of the Registrant (included as Annex K to the proxy statement/prospectus forming part of this Registration Statement)
23	.01**	Consent of Deloitte, S.L. (Promotora de Informaciones, S.A.)
23	.02**	Consent of Deloitte, S.L. (Dédalo Grupo Gráfico, S.L.)
23	.03**	Consent of Rothstein, Kass & Company (Liberty Acquisition Holdings Corp.)
23.04		Consent of Cortés, Abogados (to be included in Exhibit 5.01)
23.05		Consent of Greenberg Traurig, LLP (included in Annex M to the proxy statement/prospectus forming part of this Registration Statement)
23.06		Consent of Richards, Layton & Finger, P.A. (included in Annex N to the proxy statement/prospectus forming part of this Registration Statement)
24	.01**	Power of Attorney

Exhibit
Number		Description

99	.01**	Form of Proxy Card for Use By Stockholders of Liberty Acquisition Holdings Corp.
99	.02**	Form of Proxy Card for Use By Holders of Warrants of Liberty Acquisition Holdings Corp.
99.03		Sponsor Support Agreement, dated as of March 5, 2010, by and among the Registrant, Berggruen Acquisition Holdings Ltd. and Marlin Equities II, LLC (included as Annex B to the proxy statement/prospectus forming part of this Registration Statement)
99	.04**	Indemnity Agreement dated March 5, 2010 between the Registrant, Nicolas Berggruen and Martin E. Franklin (English translation)
99.05		Amended and Restated Securities Surrender Agreement, dated August 4, 2010 among Berggruen Acquisition Holdings Ltd., Marlin Equities II, LLC and Liberty Acquisition Holdings Corp. (included as Annex C to the proxy statement/prospectus forming part of this Registration Statement)
99	.06**	Regulations of the Board of Directors of the Registrant (English translation)
99	.07**	Internal Code of Conduct on Stock Exchange Matters for the Registrant and its Subsidiaries (English translation)
99	.08**	Consent of Nicolas Berggruen to be named as about to become a director of Registrant
99	.09**	Consent of Martin E. Franklin to be named as about to become a director of Registrant
99	.10**	Form of Election for Use By Stockholders of Liberty Acquisition Holdings Corp.
99	.11**	Preferred Stock Purchase Agreement, dated as of August 4, 2010, between Berggruen Acquisition Holdings Ltd and Liberty Acquisition Holdings Corp.
99	.12**	Preferred Stock Purchase Agreement, dated as of August 4, 2010, between Marlin Equities II, LLC and Liberty Acquisition Holdings Corp.
99	.13**	Preferred Stock Purchase Agreement, dated as of August 4, 2010, between HSBC Bank plc and Liberty Acquisition Holdings Corp.
99	.14**	Preferred Stock Purchase Agreement, dated as of August 4, 2010, between Tyrus Capital Event Master Fund Ltd. and Liberty Acquisition Holdings Corp.
99	.15**	Preferred Stock Purchase Agreement, dated as of August 4, 2010, between Centaurus Capital Limited (on behalf of the various investment funds to which Centaurus Capital LP acts as investment manager) and Liberty Acquisition Holdings Corp.
99	.16**	Preferred Stock Purchase Agreement, dated as of August 13, 2010, between HSBC Bank plc and Liberty Acquisition Holdings Corp.
99	.17**	Preferred Stock Purchase Agreement, dated as of August 13, 2010, between Banco Santander and Liberty Acquisition Holdings Corp.
99	.18**	Preferred Stock Purchase Agreement, dated as of August 13, 2010, among Pentwater Growth Fund Ltd., Pentwater Equity Opportunities Master Fund Ltd., Oceana Master Fund Ltd. and Liberty Acquisition Holdings Corp.
99	.19**	Letter Agreement, dated as of September 14, 2010, among Berggruen Acquisition Holdings Ltd, Marlin Equities II, LLC and Liberty Acquisition Holdings Corp. regarding cash elections
99	.20**	Form of Letter Agreement between Liberty Acquisition Holdings Corp. and each of Berggruen Acquisition Holdings Ltd, Marlin Equities II, LLC, James N. Hauslein, Nathan Gantcher and Paul B. Guenther
99	.21**	Liberty Acquisition Holdings Corp. Board of Directors materials dated July 23, 2010
99	.22**	Liberty Acquisition Holdings Corp. Board of Directors materials dated May 7, 2010
99	.23**	Liberty Acquisition Holdings Corp. Board of Directors materials dated April 19, 2010
99	.24**	Liberty Acquisition Holdings Corp. Board of Directors materials dated February 24, 2010

**	Previously filed.

†	Pursuant to Item 601(b)(2) of Regulation S-K, the Registrant agrees to furnish supplementally to the SEC, upon request, a copy of any omitted schedule or exhibit to the Business Combination Agreement and the amendments thereto.

∧	To be effective upon the closing of the business combination transaction described in the proxy statement/prospectus forming part of this Registration Statement.